For Immediate Release

Novadaq Announces Fourth Quarter 2013 Preliminary Unaudited Revenues

Toronto, Ontario — January 14, 2014 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant imaging solutions for use in surgical and outpatient wound care procedures, is pleased to announce preliminary unaudited revenue for the fourth quarter 2013 of approximately $10.7 million, bringing expected full year 2013 revenues to approximately $35.0 million. The preliminary unaudited quarterly numbers have not gone through review and audit procedures by the Company’s external auditors and may differ from actual revenues.

The preliminary unaudited revenues in the fourth quarter of 2013 reflect an increase of approximately 57% versus revenues of $6.8 million in the fourth quarter of 2012, and the preliminary unaudited revenues for all of 2013 reflect an increase of approximately 52% versus revenues of $23 million in 2012. Growth was driven by increases in the number of patients treated using Novadaq’s imaging technologies, and increases in capital sales of our devices.

The Company is providing the preliminary unaudited revenues for 2013 in advance of its first presentation at the J.P. Morgan Healthcare Conference, where President and Chief Executive Officer, Dr. Arun Menawat will speak at 9:30 am Pacific Time on January 14, 2014. A live webcast of the presentation will be available on the Company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section. The Company’s complete fourth quarter and full year 2013 financial results and guidance for 2014 will be provided in a press release, as well as a conference call, in February. Details regarding the date of the earnings press release, conference call and webcast will be provided in a subsequent press release.

About Novadaq Technologies Inc:

Enabling medical professionals with clinically-relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking, including expected fourth quarter 2013 and expected full year 2013 revenues. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs and estimates as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management. The preliminary unaudited quarterly numbers have not gone through review and audit procedures by the Company’s external auditors and may differ from actual revenues. No assurance can be provided that any difference from actual revenues will not be material.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com